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entertainment software technology social social impact

Every year 8000 veterans commit suicide. We aim to drastically reduce that number

SAYSCAPE.COM BARNSTABLE

SAYSCAPE

As veterans ourselves, we feel as though we have an obligation to protect the rights and freedoms of the people. Taking care of brothers and sister in arms, individuals who may not know where else to turn, can rely on our support and willingness to provide a place they can turn to if/when needed.

Chris Santos CEO @ Colossal Inc

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Why you may want to support us...

1. No other social media platform on the market like SayScape. Currently live on both Apple and Google app stores
2. Targeting a need for veteran suicide prevention
3. No direct competition in a large part of our target market.
4. Extremely high growth potential through additional private feeds (first responders)
5. Revenue potential through premium accounts, advertising, and health services are high
6. SayScape is the only full service platform with end-to-end encryption
7. No bias or censorship of lawful content
8. Investing in all future pipeline development by Colossal Inc

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Chris Santos
CEO
Masters in Business (MBA) Bachelors in Information Technology Security 20 years of service in the United States Air Force as both an F-15 avionics mechanic and IT specialist

Justin Wade
COO
Bachelors in Information Technology Networking/Security - 2019 Successfully started and maintained an Information Technology and Audio Visual company. Current with 10 + years of service in the United States Air Force as an IT specialist.

Alexia Santos
CTO
Computer Science Major Java development C++ Swift

Joseph Nurse
CIO
Current with 11 + years of service in the United States Air Force as an IT specialist.

Why people love us

Clear vision. Professional, always provides excellent service

Ashlee Benjamin
Customer



During beta testing, anytime I posted an issue Chris responded almost immediately. His dedication to this platform and its mission is undeniable.
Mark Edward Elliott Customer



His drive, enthusiasm and dedication to his idea is inspiring. I'm not just a friend, but I'm also a invester.
Kenneth Wade Friend

See more on Buzz

In the news



Say Scape

July 29, 2019 @ youtube.com

VentureBeat **Local Air Force Servicemen Start New Social Media App**

As Christopher C. Santos and Justin Wade recalled it, they were sitting in their office in the fall last year talking about the problems with social media websites like YouTube, Twitter and Facebook. It was not unlike

July 19, 2019 @ t.co

VentureBeat **An Early Look at a Veteran Owned Free Speech Social Media App - Undermine News**

SayScape, is a Twitter-like social media app built by veterans that markets itself as a non-biased social media platform that values both free speech and privacy. SayScape is currently in Beta on Android and

June 13, 2019 @ t.co

Downloads

- vetfeed.jpg
- Login screen.png
- feedphone.jpg
- full preview.mp4
- veteran feed video.mp4
- menuphone.jpg
- Colossal Inc Pitch Deck v1.pdf

Veterans Bring the Change Social Media Needs

Sayscape is a platform developed by a group of veterans with a passion for sharing their dreams with others. Some features of the application include data encryption, meaning the users data is safe from outside sources, we don't sell data to other companies for advertising purposes, a customizable feed, so you can see more of what you do want, and less of what you don't, likely the most notable, a private veterans feed. This feed is exclusive for verified veterans, and allows them to talk about their lives and stories in a safe environment with people like them. The private feed will also serve as a place for veterans who may suffer from PTSD to seek out immediate and direct support or refer to the Crisis Hotline number that is always at the top of the feed that will directly dial the phone if touched.

Twitter, Facebook, Snapchat, Instagram, countless social media networks exist for one reason, and one reason alone: for people to share and express themselves. However, even such a basic idea as the freedom of expression is being threatened on these platforms. With vague terms of service and a new action called 'Shadow Banning', the platform that the freedom of expression stood on is crumbling. However, Sayscape aims to change that, and bring about a new type of social media. One that gets back to what it's supposed to be. A platform for users.

All the features implemented, such as an edit button, chronological feeds, and time bomb posts, aim to improve upon what other social media networks started. Any opinion is welcomed and shared on the platform, however, they know when to take control and act on dangerous and/or harmful situations, assuring the safety and comfort of their users.





Current Features on SayScape Social Media

- Edit your posts up to 1 minute after posting
- End-to-end encrypted private messaging
- Private verified veterans feed
- "Time bombed" post. Set any date in the future to have your post auto delete
- Custom groups to sort and filter followers
- Night mode/Lights out
- Dislike (broken heart) for time when "like" isn't appropriate
- Chronological posts
- Embedded link previews
- Fully supported Gifs in post/comments
- Trending Hashtags
- Trending Posts
- Private profiles
- Create polls
- Search people, keywords, or hashtags
- Blacklist words to auto hide posts containing that/those words

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Investor Q&A

What does your company do? ⌄

⌄ COLLAPSE ALL

Colossal Inc is a veteran founded company that develops innovative software with people in mind. SayScape is a social media platform designed for free expression, security focused, and user customization with a large focus on the veteran community. Everyday approx 22 military veterans take their own lives due to symptoms of PTSD. We provide a private place for verified veterans to communicate with one another on any number of topics without fear of stolen valor.

Where will your company be in 5 years? ⌄

We hope to be a fast growing leader is software development, particularly in the social and gaming media realm. Future road-map includes but not limited to: - Monetizing streaming live video content. - Activity "hotspots" for easy access to happenings around town. - Grow the verified private feeds to include first responders and others. - Begin development of mobile/pc games. We plan to use future funding to hire more developers and staff to massively increase productivity and revenue.

Why did you choose this idea? ⌄

As veterans ourselves, we feel as though we have an obligation to protect the rights and freedoms of the people. Taking care of brothers and sister in arms, individuals who may not know where else to turn, can rely on our support and willingness to provide a place they can turn to if/when needed.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Increasingly, veterans are more vulnerable to metal health risks and lack of proper care or support from agencies like the VA. Until now, no software company has accepted this fact and offered a solution.

At this time, people do not have a place to truly express their freedom of speech. The world has become a place where independent point of views are considered wrong simply because they are not in alignment with someone else who has opposing beliefs or ideas. The premise was attempted many times but fell dramatically short, mostly due to the creator's lack of knowledge of what free speech is and how to allow the expression while preserving the rights of others.

What is your proudest accomplishment? ⌄

Working together as a team, struggling to get ideas on paper and eventually in development. We were very proud to see the first verified veteran join SayScape and speak highly of the idea. We have been told countless time how much this will help bring people together and improve the lives of thousands. This is without question, our proudest moment.

How far along are you? What's your biggest obstacle? ⌄

We have completed initial beta testing on iOS and Android mobile apps for SayScape. We continue to update, add features and fix bugs weekly.

Who are your competitors? Who is the biggest threat? ⌄

Currently, our peer competitors would include Parler, Gab, and Clouthub as disruptors in the larger tech market space containing Twitter, Instagram and Facebook. None of these platforms (including the larger tech companies) contain a verified veteran feed. End-to-end encrypted private chat is also something exclusive to SayScape in relation to competition as well.

Gab would likely be considered our biggest threat due to brand recognition and number of established users.

What do you understand that your competitors don't? ⌄

As current members of the armed forces, we know first hand what far too many veterans experience both while serving and after separation. We have seen and experienced the disconnect of people and resources needed to properly assist in transition, mental health, and social interaction to eliminate isolation.

We understand the need to focus on supporting people through social media as well as providing a place for free expression. We understand that the problems with content control extends well beyond political views and effects people in the gaming, art, religious, and business communities.

How will you make money? ⌄

We plan to make money in a multitude of ways. One source will be through the implementation of native advertisements that do not track user behavior, based on defined interests or blanket ads. Revenue will be generated through tiered accounts that will include live streaming, more characters, no ads, and/or highlighted profiles. Identity verification has a small, one-time fee associated with it that will account for revenue as well. We also have a storefront selling custom merchandise.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk for investors would be the uncertainty of market acceptance, user churn, and brand recognition. If Colossal Inc were to fail it would likely be due to marketing challenges. We need to ensure the masses understand what SayScape is about and why it is important for veterans and the general public as a whole. Future development needs to be well thought out and cost effective. Colossal will eventually need to expand but at the right pace, not too quickly or too slowly if needed.

What do you need the most help with? ⌄

Marketing has been a challenge for us. We believe we have great vision, an amazing product developed with a well planned pipeline. We need the most help getting noticed in the market space.

What would you do with $20,000? How about $100,000? ⌄

We plan to immediately develop the web application version of SayScape. Additional features such as live stream, first responders feed, and photo albums will be added to out mobile applications as well.
Additional funds will be used to increase staff to expedite development and increase productivity overall. We will continue RandD for future software development above and beyond SayScape.



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